SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 September, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 01 September 2025
Exhibit 1.2	Transaction in Own Shares dated 02 September 2025
Exhibit 1.3	Transaction in Own Shares dated 03 September 2025
Exhibit 1.4	Transaction in Own Shares dated 04 September 2025
Exhibit 1.5	Transaction in Own Shares dated 05 September 2025
Exhibit 1.6	Transaction in Own Shares dated 08 September 2025
Exhibit 1.7	Transaction in Own Shares dated 09 September 2025
Exhibit 1.8	Transaction in Own Shares dated 10 September 2025
Exhibit 1.9	Director/PDMR Shareholding dated 11 September 2025
Exhibit 1.10	Transaction in Own Shares dated 11 September 2025
Exhibit 1.11	Transaction in Own Shares dated 12 September 2025
Exhibit 1.12	Transaction in Own Shares dated 15 September 2025
Exhibit 1.13	Transaction in Own Shares dated 16 September 2025
Exhibit 1.14	Transaction in Own Shares dated 17 September 2025
Exhibit 1.15	Transaction in Own Shares dated 18 September 2025
Exhibit 1.16	Director/PDMR Shareholding dated 19 September 2025
Exhibit 1.17	Transaction in Own Shares dated 19 September 2025
Exhibit 1.18	Transaction in Own Shares dated 22 September 2025
Exhibit 1.19	Transaction in Own Shares dated 23 September 2025
Exhibit 1.20	Transaction in Own Shares dated 24 September 2025
Exhibit 1.21	Transaction in Own Shares dated 25 September 2025
Exhibit 1.22	Director/PDMR Shareholding dated 26 September 2025
Exhibit 1.23	Transaction in Own Shares dated 26 September 2025
Exhibit 1.24	Transaction in Own Shares dated 29 September 2025
Exhibit 1.25	Transaction in Own Shares dated 30 September 2025

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 1 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	900,000	100,000	150,000
Highest price paid per Share (pence):	433.50	433.45	433.50
Lowest price paid per Share (pence):	430.50	430.55	430.55
Volume weighted average price paid per Share (pence):	431.8440	431.8865	431.8731

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	431.8440	900,000
Cboe (UK)/BXE	431.8865	100,000
Cboe (UK)/CXE	431.8731	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5287X_1-2025-9-1.pdf

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 2 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,050,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	800,000	100,000	150,000
Highest price paid per Share (pence):	435.85	435.75	435.75
Lowest price paid per Share (pence):	430.50	430.90	430.75
Volume weighted average price paid per Share (pence):	433.4982	433.5481	433.5327

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	433.4982	800,000
Cboe (UK)/BXE	433.5481	100,000
Cboe (UK)/CXE	433.5327	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7236X_1-2025-9-2.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 3 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,050,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	800,000	100,000	150,000
Highest price paid per Share (pence):	439.80	439.70	439.75
Lowest price paid per Share (pence):	426.75	426.85	426.85
Volume weighted average price paid per Share (pence):	432.9295	433.2273	433.2163

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	432.9295	800,000
Cboe (UK)/BXE	433.2273	100,000
Cboe (UK)/CXE	433.2163	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9069X_1-2025-9-3.pdf

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 4 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,050,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	800,000	100,000	150,000
Highest price paid per Share (pence):	427.45	427.35	427.35
Lowest price paid per Share (pence):	423.75	423.70	423.65
Volume weighted average price paid per Share (pence):	425.5980	425.5883	425.5862

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	425.5980	800,000
Cboe (UK)/BXE	425.5883	100,000
Cboe (UK)/CXE	425.5862	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1030Y_1-2025-9-4.pdf

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 5 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,050,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	800,000	100,000	150,000
Highest price paid per Share (pence):	426.75	426.65	426.65
Lowest price paid per Share (pence):	414.50	415.50	414.85
Volume weighted average price paid per Share (pence):	422.1129	422.5663	422.3965

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	422.1129	800,000
Cboe (UK)/BXE	422.5663	100,000
Cboe (UK)/CXE	422.3965	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2875Y_1-2025-9-5.pdf

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 8 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,050,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	800,000	100,000	150,000
Highest price paid per Share (pence):	422.90	422.75	422.75
Lowest price paid per Share (pence):	414.25	414.30	414.25
Volume weighted average price paid per Share (pence):	418.9013	419.0814	418.9955

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	418.9013	800,000
Cboe (UK)/BXE	419.0814	100,000
Cboe (UK)/CXE	418.9955	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4674Y_1-2025-9-8.pdf

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 9 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,050,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	800,000	100,000	150,000
Highest price paid per Share (pence):	426.45	426.35	426.40
Lowest price paid per Share (pence):	418.00	418.10	418.10
Volume weighted average price paid per Share (pence):	422.4358	422.2531	422.3168

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	422.4358	800,000
Cboe (UK)/BXE	422.2531	100,000
Cboe (UK)/CXE	422.3168	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6588Y_1-2025-9-9.pdf

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,050,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	800,000	100,000	150,000
Highest price paid per Share (pence):	425.35	425.25	425.40
Lowest price paid per Share (pence):	419.15	419.25	419.20
Volume weighted average price paid per Share (pence):	421.9704	421.9296	421.9233

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	421.9704	800,000
Cboe (UK)/BXE	421.9296	100,000
Cboe (UK)/CXE	421.9233	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8451Y_1-2025-9-10.pdf

Exhibit 1.9

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.229	5
d)	Aggregated information - Volume - Price - Total	5 £4.229 £21.15
e)	Date of the transaction	10 September 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.229	90
d)	Aggregated information - Volume - Price - Total	90 £4.229 £380.61
e)	Date of the transaction	10 September 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,050,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	800,000	100,000	150,000
Highest price paid per Share (pence):	430.60	430.40	430.60
Lowest price paid per Share (pence):	423.05	423.30	423.20
Volume weighted average price paid per Share (pence):	426.3160	426.4960	426.5183

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	426.3160	800,000
Cboe (UK)/BXE	426.4960	100,000
Cboe (UK)/CXE	426.5183	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0257Z_1-2025-9-11.pdf

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,050,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	800,000	100,000	150,000
Highest price paid per Share (pence):	426.00	425.95	425.95
Lowest price paid per Share (pence):	419.20	419.40	419.40
Volume weighted average price paid per Share (pence):	422.2286	422.3818	422.3423

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	422.2286	800,000
Cboe (UK)/BXE	422.3818	100,000
Cboe (UK)/CXE	422.3423	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2116Z_1-2025-9-12.pdf

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,050,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	800,000	100,000	150,000
Highest price paid per Share (pence):	423.30	423.35	423.40
Lowest price paid per Share (pence):	416.85	417.10	417.15
Volume weighted average price paid per Share (pence):	419.1126	419.2096	419.1874

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	419.1126	800,000
Cboe (UK)/BXE	419.2096	100,000
Cboe (UK)/CXE	419.1874	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4008Z_1-2025-9-15.pdf

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,050,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	800,000	100,000	150,000
Highest price paid per Share (pence):	420.45	420.45	420.45
Lowest price paid per Share (pence):	415.80	415.95	415.80
Volume weighted average price paid per Share (pence):	418.1802	418.1382	418.1369

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	418.1802	800,000
Cboe (UK)/BXE	418.1382	100,000
Cboe (UK)/CXE	418.1369	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5834Z_1-2025-9-16.pdf

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,050,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	800,000	100,000	150,000
Highest price paid per Share (pence):	421.15	420.90	421.15
Lowest price paid per Share (pence):	416.40	416.55	416.40
Volume weighted average price paid per Share (pence):	418.3988	418.4267	418.4150

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	418.3988	800,000
Cboe (UK)/BXE	418.4267	100,000
Cboe (UK)/CXE	418.4150	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7630Z_1-2025-9-17.pdf

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,050,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	800,000	100,000	150,000
Highest price paid per Share (pence):	426.15	426.05	426.15
Lowest price paid per Share (pence):	418.35	418.65	418.40
Volume weighted average price paid per Share (pence):	423.0626	422.9695	422.9808

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	423.0626	800,000
Cboe (UK)/BXE	422.9695	100,000
Cboe (UK)/CXE	422.9808	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9604Z_1-2025-9-18.pdf

Exhibit 1.16

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Amanda Blanc
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Purchase of ordinary shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.25705	23,600
d)	Aggregated information - Volume - Price - Total	23,600 £4.25705 £100,466.38
e)	Date of the transaction	19 September 2025
f)	Place of the transaction	London Stock Exchange, Main Market (XLON)

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19  September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,050,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	800,000	100,000	150,000
Highest price paid per Share (pence):	427.35	427.35	427.30
Lowest price paid per Share (pence):	421.10	421.10	421.25
Volume weighted average price paid per Share (pence):	424.7663	424.9271	424.8212

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	424.7663	800,000
Cboe (UK)/BXE	424.9271	100,000
Cboe (UK)/CXE	424.8212	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1274A_1-2025-9-19.pdf

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22  September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,050,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	800,000	100,000	150,000
Highest price paid per Share (pence):	425.20	425.00	425.20
Lowest price paid per Share (pence):	419.70	419.75	419.70
Volume weighted average price paid per Share (pence):	421.7241	421.6458	421.6664

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	421.7241	800,000
Cboe (UK)/BXE	421.6458	100,000
Cboe (UK)/CXE	421.6664	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3128A_1-2025-9-22.pdf

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 950,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	700,000	100,000	150,000
Highest price paid per Share (pence):	434.20	434.05	434.10
Lowest price paid per Share (pence):	424.75	424.80	424.95
Volume weighted average price paid per Share (pence):	429.5959	429.5372	429.5980

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	429.5959	700,000
Cboe (UK)/BXE	429.5372	100,000
Cboe (UK)/CXE	429.5980	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5084A_1-2025-9-23.pdf

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 950,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	700,000	100,000	150,000
Highest price paid per Share (pence):	439.20	439.20	439.20
Lowest price paid per Share (pence):	427.90	428.15	427.75
Volume weighted average price paid per Share (pence):	433.8413	433.5228	433.6541

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	433.8413	700,000
Cboe (UK)/BXE	433.5228	100,000
Cboe (UK)/CXE	433.6541	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6962A_1-2025-9-24.pdf

Exhibit 1.21
BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 25 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 950,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	700,000	100,000	150,000
Highest price paid per Share (pence):	440.50	440.25	440.50
Lowest price paid per Share (pence):	435.95	436.15	436.20
Volume weighted average price paid per Share (pence):	438.2390	438.1289	438.1530

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	438.2390	700,000
Cboe (UK)/BXE	438.1289	100,000
Cboe (UK)/CXE	438.1530	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8902A_1-2025-9-25.pdf

Exhibit 1.22

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.36467	5,309
d)	Aggregated information - Volume - Price - Total	5,309 £ 4.36467£ 23,172.033
e)	Date of the transaction	24 September 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.20550	78
d)	Aggregated information - Volume - Price - Total	78 £4.20550 £328.029
e)	Date of the transaction	24 September 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.36467	934
d)	Aggregated information - Volume - Price - Total	934 £ 4.36467 £4,076.601
e)	Date of the transaction	24 September 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.20550	205
d)	Aggregated information - Volume - Price - Total	205 £4.20550 £862.127
e)	Date of the transaction	24 September 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.23

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 26 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 905,250 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	655,250	100,000	150,000
Highest price paid per Share (pence):	445.95	445.00	444.95
Lowest price paid per Share (pence):	439.45	439.50	439.50
Volume weighted average price paid per Share (pence):	442.5836	442.0303	442.0611

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	442.5836	655,250
Cboe (UK)/BXE	442.0303	100,000
Cboe (UK)/CXE	442.0611	150,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0781B_1-2025-9-26.pdf

Exhibit 1.24

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 29 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,550,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,550,000	500,000	500,000
Highest price paid per Share (pence):	443.45	443.40	443.40
Lowest price paid per Share (pence):	433.25	433.30	433.15
Volume weighted average price paid per Share (pence):	438.6805	438.9125	438.8979

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	438.6805	2,550,000
Cboe (UK)/BXE	438.9125	500,000
Cboe (UK)/CXE	438.8979	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2834B_1-2025-9-29.pdf

Exhibit 1.25

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 30 September 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,550,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 5 August 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,550,000	500,000	500,000
Highest price paid per Share (pence):	432.30	432.40	432.40
Lowest price paid per Share (pence):	423.95	424.05	424.05
Volume weighted average price paid per Share (pence):	428.1942	428.4070	428.3359

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	428.1942	2,550,000
Cboe (UK)/BXE	428.4070	500,000
Cboe (UK)/CXE	428.3359	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4814B_1-2025-9-30.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 October 2025
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary